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                                                                    EXHIBIT 99.1

                                DAVID D. TSANG
                             C/O VENTURE LAW GROUP
                              2800 SAND HILL ROAD
                             MENLO PARK, CA 94025

                               November 13, 1998

Board of Directors
Oak Technology, Inc.
139 Kifer Court
Sunnyvale, CA 94086

Gentlemen:

We have in recent months discussed various alternatives for maximizing the long-term prospects for Oak. After much consideration, I have come to the conclusion that a management-led buyout is in the best interest of our shareholders, employees and customers, and I am pleased to make such a proposal to you at this time.

I have formed an investment vehicle, Gold Acquisition Group, for the purpose of acquiring Oak. In connection with this, I have enlisted the participation of two key partners, Advanced Semiconductor Engineering Corporation ("ASE") and H&Q Asia Pacific. As you know, both ASE and H&Q Asia Pacific are leaders in their respective fields and have been long-time partners of Oak. ASE is the world's leading provider of advanced assembly and test services to the semiconductor industry, and H&Q Asia Pacific is one of the largest direct investment companies focused on entrepreneurs and industries in the Asia Pacific region. Ta-lin Hsu, a Director and shareholder of Oak, serves as Chairman of H&Q Asia Pacific.

On behalf of Gold Acquisition Group, we are pleased to make a proposal to acquire all outstanding common stock of Oak Technology for $4.50 per share, net to the seller in cash. This price reflects a 55% premium to the three-month average closing price and a 25% premium to the six-month average closing price for Oak Common Stock. At present, we anticipate structuring the acquisition as a tender offer to the Oak shareholders.

From my perspective, the necessary business restructuring and recruiting of additional key personnel is best accomplished with Oak as a private company. Oak's near-term business outlook continues to be difficult. Oak continues to experience significant operating losses and the timing of a return to profitability remains unclear. Importantly, Oak continues to have difficulty attracting and retaining key employees which are critical to a successful turnaround. In light of these circumstances, I have undertaken to put forth a proposal that both offers public shareholders a significant premium to recent market prices and reflects a fair valuation of Oak.
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Board of Directors
November 13, 1998
Page 2

I understand the inherent difficulties that arise in connection with a management buy-out proposal of a public company, and I also understand the importance of avoiding both an appearance and an actual conflict of interest. Accordingly, I presume that the Board of Directors will want to convene a committee of disinterested directors to evaluate our proposal, and I encourage such committee to work diligently to consider such proposal in the context of all alternatives available to the company. To provide sufficient time for such a process, Gold Acquisition Group will keep its offer open until 5:00 p.m. (PST) on December 14, 1998. After such date, and in view of the management challenges which an otherwise open-ended process could produce at Oak, our offer shall be deemed withdrawn.

Due to my relationship with the company and the level of my ownership of company securities, I have been advised by legal counsel that I am required to make a public filing with the SEC setting forth the terms of this proposal. Such a filing will be made in the early part of this coming week.

Given the difficult environment, it is imperative that the Board move decisively to determine the right course of action for the shareholders. In the meantime, the investment group and our financial advisor, Hambrecht & Quist LLC, will be happy to answer any questions or provide additional information.

Best regards,



/S/ David Tsang
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David Tsang
Chairman and CEO
Oak Technology, Inc.


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